

December 15, 2014

Ola Lorentzon
Chief Executive Officer
Knightsbridge Shipping Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

>   **Re: Knightsbridge Shipping Limited**
>   **Registration Statement on Form F-4**
>   **and Documents Incorporated by Reference**
>   **Filed November 18, 2014**
>   **File No. 333-200319**

Dear Mr. Lorentzon:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4

Inside Cover Page

1. The first time you discuss Mr. John Fredriksen, please disclose his relationship to Golden Ocean and Knightsbridge.

Questions and Answers About the Special General Meeting, page 1

2. Please add a question and answer addressing how the share exchange ratio was determined.

Summary, page 7

3. Consistent with Item 6 of Form F-4, please discuss the contacts that gave rise to the merger negotiations and resulted in the signing of the definitive merger agreement. You should also describe the most significant issues addressed in negotiating the terms of the merger.

Accounting Treatment, page 12

4. We note from the discussion on page 12 that the combination of Knightsbridge and Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under ASC 805, with Knightsbridge selected as the accounting acquirer under this guidance. Please significantly expand your discussion here to explain the various factors that were considered in determining that Knightsbridge should be treated as the accounting acquirer in the merger transaction. For example, your revised discussion should explain how the facts that Golden Ocean is the larger entity, management of the combined company will continue to be Golden Ocean management, and the name of the combined company will be change to Golden Ocean Group, were considered in your determination of accounting acquirer. Your revised discussion should also explain the composition of the combined company's board of directors and how that was considered in making this determination. The discussion in Note 3 to the pro forma financial information section of the registration statement should be similarly revised to explain in further detail all of the factors considered by management in determining that Knightsbridge is the accounting acquirer.

Risk Factors, page 13

Risks Related to the Merger Transactions, page 13

Certain of the Companies' directors, executive officers and major shareholders, page 13

5. Please revise this risk factor to quantify the monetary interest that will be received by the related party shareholders in this transaction.

Unaudited Pro Forma Condensed Combined Financial Information, page 35

Unaudited Pro Forma Condensed Combined Statement of Operations, page 37 and 38

6. Please revise to disclose the historical weighted-average number of common shares outstanding and earnings per share data for Golden Ocean for the six months ended June 30, 2014 and the year ended December 31, 2013.

Note 3. Accounting for the Combination, page 40

7. You state that, for pro forma purposes, the valuation of consideration transferred is based on the number of common shares to be issued by Knightsbridge, and that Knightsbridge's common share closing price on November 13, 2014 was used in the preparation of the pro forma information. You further state that the value of the consideration will ultimately be based on the closing date share price of Knightsbridge stock on the final date of the combination, which could materially change. As such, please update the share price utilized in the calculation of the bargain purchase gain and the pro forma information on an ongoing basis to reflect any material changes in the share price of Knightsbridge.

8. We note your disclosure that the calculation of the total estimated purchase price consideration does not consider the Golden Ocean stock options, as you have determined that they will not have a material impact on the purchase price consideration and are therefore not included in the pro forma financial statements. Please tell us and revise your disclosure to describe the consideration you have given to the Knightsbridge restricted stock units and how they have been considered in your pro forma information.

9. We note that the allocation of the estimated purchase price consideration results in the recognition of a bargain purchase gain. We also note your disclosure that management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration amount remains. Please revise to disclose a description of the reasons why the transaction resulted in a gain. Your reason should clearly explain why you were able to purchase Golden Ocean for an amount less than the fair value of the assets acquired and liabilities assumed. See ASC 805-30-50-1(f).

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of June 30, 2014, page 41

(B) Pro Forma Adjustments, page 42

(1) Pro Forma Adjustments, page 43

10. Refer to (f) on page 43. We note you are making a fair value adjustment related to the difference between the discounted cash flows from existing long term time charter contracts compared to management's estimate for discounted cash flows for similar contracts that could be entered into on June 30, 2014. Please tell us and revise your disclosure to discuss how the $108.5 million adjustment was calculated. Your disclosure should include the significant assumptions that were used to derive the value of the long term time charters at June 30, 2014 and how you arrived at those assumptions.

11. Refer to (g) on page 43. You state that the fair value of the obligations under capital leases is based on management's estimate of discounted contractual lease obligations. Please tell us and revise your disclosure to discuss the significant assumptions used in the estimate and the sensitivity aspects of any of the assumptions considered in arriving at the estimated amount.

12. Also with regard to (g), your disclosure makes reference to the equivalent lease terms as assumed for the capital lease assets in (c) above. It appears this should reference (b). Please revise or advise.

13. Refer to (h) on page 43. Please tell us and revise your disclosure to explain why the estimated fair value of deferred charges has been assessed to be $0.

Note 5. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Six Months Ended June 30, 2014, page 44

(A) Adjustments from IFRS to U.S. GAAP, page 44

(2) IFRS to US GAAP Adjustments, page 45

14. We note your disclosure that one of the IFRS to US GAAP adjustments is for interest expense related to the effective interest for the convertible bond. However, the pro forma statement of operations on page 37 does not appear to include an interest expense adjustment in the column for US GAAP selected adjustments. Please advise or revise accordingly.

(B) Pro Forma Adjustments, page 45

15. With regard to adjustment (4) related to other gains (losses), net, please explain to us why you believe it is appropriate to include this adjustment within the pro forma adjustments and not within the IFRS to U.S. GAAP adjustments. It appears from your disclosure on page 45 that although this gain was appropriate under IFRS, it would not be appropriate under US GAAP. Please advise or revise accordingly.

16. With regard to adjustment (5) related to interest expense, please revise to explain how the interest expense adjustment related to the convertible bond has been calculated or determined. Your disclosure should include the interest rate used in the calculation.

Note 6. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2013, page 45

(A) Adjustments from IFRS to U.S. GAAP, page 45

17. Refer to the table presented on page 46. It appears that the Total column does not properly accumulate the amounts from the other two columns. Please revise or advise.

Management's Discussion & Analysis of Financial Condition and Results of Operations of Golden Ocean, page 48

Critical Accounting Policies and Estimates, page 50

Impairment of Long Lived Assets, page 51

18. We note your disclosure that management tested all vessels for impairment at the end of the first quarter in 2013 due to identified indicators and none of the vessels had recoverable amounts below carrying amounts. We also note that due to an increase in newbuilding prices, second hand values and spot forward rates after the first quarter, no further impairment tests were carried out during 2013. In light of the fact that your disclosures in the interim financial statements do not discuss impairment testing in 2014, please tell us if you have performed an impairment analysis on your vessels during 2014, and if so, please provide us the results of such analysis. If you have not performed an impairment analysis since the first quarter of 2013, please explain to us why not, particularly in light of the disclosures on page 17 that the shipping rates in 2014 have continued to decrease from the high and low in 2013.

19. Also, please supplementally provide us a table which lists the build date, acquired date, and the carrying amount by vessel as of June 30, 2014. In addition, please supplementally provide a list of any vessel whose carrying amount was in excess of the market value, if applicable as of June 30, 2014. Please note that this list does not have to name the specific vessel. Also, please revise your disclosure within the Critical Accounting Policies and Significant Estimates section to state the aggregate amount by which the carrying amount of those vessels exceeded their estimated market values. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of June 30, 2014, if you decided to sell all of such vessels. Also, disclose the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values along with the corresponding accounting treatment.

Certain Relationships and Related Party Transactions, page 73

20. We note your disclosure regarding your relationship with the Hemen Shareholder and the Hemen Related Companies, "including but not limited to, Frontline, Frontline 2012, Seadrill, NADL and Ship Finance." Please identify all related parties in this section. Please also describe and quantify all transactions between these parties, including the fees Knightsbridge paid under the management agreements with Frontline.

21. In regard to the April 2014 transaction between Knightsbridge and Frontline 2012, please quantify the total value of the 31 million shares issued as consideration.

The Merger, page 75

Background and Reasons for the Merger, page 75

22. We note your disclosure regarding the transaction of 18.6 million shares of Knightsbridge to Frontline 2012 and Karpasia. Please quantify the total value of these shares.

23. Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, please provide us with copies of the engagement letters and tell us, with a view towards revised disclosure, if there were any differences between the oral presentation and the written opinion.

24. Please explain the significance of being the "only Hemen Related Company within the dry bulk market."

25. To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued.

26. Please revise this entire section so that it provides substantive information about the development of the transaction, so that the recital of dates, telephone calls and meetings mentioned in the present version become a source of meaningful information, such as how the consideration was reached. For example, please explain how the current terms were reached, and which party suggested the consideration that was ultimately agreed upon.

27. We note your disclosure that "the management teams presented a possible structure to the respective boards at meetings held in Bermuda on September 18, 2014." Please confirm that this structure is the same as the current one being pursued.

28. We note your disclosure that "[f]ollowing these discussions and the valuation of the companies as of September 30, 2014, both boards determined on October 7, 2014 to enter

into the Merger Agreement . . . ." Please revise to discuss what type financial data was reviewed in order to make this determination and provide us with any relevant materials.

Opinion of Golden Ocean's Financial Advisor, Fearnley Securities AS, page 75

Opinion of Knightsbridge's Financial Advisor, Pareto Securities Inc., page 76

29. We note your disclosure that "[t]he summary of the written opinion of Fearnley contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion." Please tell us where this summary is located, or revise the prospectus to summarize the opinion. Please do the same for the Pareto opinion.

30. With respect to each of Fearnley and Pareto, please provide the following disclosure:
    - The qualifications and method of selection of the financial advisor;
    - Any material relationship that existed during the last two years or is contemplated, and any compensation received or to be received as a result of any such relationship between the financial advisor and the subject company;
    - Whether the subject company or the financial advisor recommended the consideration;
    - The procedures followed in preparing the opinion;
    - The findings and recommendations set forth in the opinion;
    - The bases for and methods of arriving at such findings and recommendations;
    - Any instructions received from the subject company; and
    - Any limitation imposed by the subject company on the scope of the financial advisor's investigation.
    See Item 1015(b) of Regulation M-A.

31. Please describe the particular financial analyses that each of Fearnley and Pareto conducted to arrive at their fairness opinion and any material underlying data and information. Describe why the particular analyses were used and why particular measures or methodologies were chosen for each analysis. Explain in concise and understandable language what the financial advisor did and how the analyses and conclusions are relevant to stockholders and to the consideration that they are receiving in the merger. Your discussion should include the financial advisor's comparison of Knightsbridge and Golden Ocean to certain other publicly traded companies and the comparison of the proposed merger to other mergers and acquisitions.

The Knightsbridge Special General Meeting, page 80

Solicitation of Proxies, page 81

32. We note your disclosure that proxies may be solicited by mail, telephone, or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

Information about the Companies, page 85

Other Important Information Regarding Knightsbridge, page 86

33. Please provide the appropriate consents of the directors you have selected pursuant to Rule 438, or tell us when you propose to update your filing to include this information.

Material United States Federal Income Tax Consequences of the Merger, page 89

34. We note your disclosure on page 90 that "[t]he parties intend for the Merger to be treated as a tax-free 'reorganization' for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code," and note that other portions of the opinion assume the Merger will constitute a 368(a) reorganization. Please have counsel opine that the Merger will be treated as a tax-free reorganization under 368(a) of the Code.

Condensed Interim financial information, page F-1

35. Please revise the title on your index page and your consolidated comprehensive income statement on page F-2 to state the entity for which the financial information is being presented.

Note 4. Other Gains (Losses) Net, page F-6

36. We note your disclosure that the refundable installments on cancelled newbuildings have been reclassified from a non-financial asset to a financial asset based on the outcome of the arbitration in the quarter. The asset has been measured at fair value resulting in a recognized net gain of $7.5 million in the quarter. Please explain to us and revise to disclosure how you determined the fair value of this asset, including why a gain was recognized. Also, please revise your disclosures in Note 22 to include the fair value measurement disclosures required by IFRS 13 as they apply to this financial asset.

Golden Ocean Audited Financial Statements for the Year Ended December 31, 2013

Note 3. Segment Information, page F-34

37. We note from your disclosure in Note 3 that you recognized operating revenue in 2013 related to a non-performance settlement of a ten year charter of $30 million. We further note that this amount is presented as part of revenue on the face of your consolidated comprehensive income statement. Please provide us more details of the nature of this settlement and tell us why you believe this amount is appropriate to recognize as revenue under IFRS.

Opinion of Pareto Securities, Appendix E

38. We note the reference to reviewed vessel appraisals from four different independent ship brokers in subpart ii. Information about any reports, opinions, or appraisals that are materially related to the merger and referred to in the registration statement must be disclosed in the registration statement and filed as an exhibit. Please consider the need to provide additional disclosure about the appraisals and provide us a copy for review. Please do the same for the vessel appraisals from the three ship brokers in subpart vi of the Fearnley opinion.

Exhibit Index

39. Please file the administrative management contract and the agency agreement, both of which are described on page 73, and the commercial agreement between Golden Ocean and Ship Finance and the charter contracts, both of which are described on page 74, as exhibits to the registration statement, or tell us why you do not believe you are required to do so.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 7. Major Shareholders and Related Party Transactions, page 43

B. Related Party Transactions, page 44

40. We note your disclosure here that in March 2012, Golden Ocean sold its "entire holding of shares in the Company and Golden Ocean is no longer considered to be a related party." Please revise to disclose the prior relationship between Golden Ocean and Knightsbridge in the F-4.

Form 6-K

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2014, page 1

Results of Operations, page 2

41. We note your disclosure that in March 2014 and June 2014, the Company received $9.7 million and $3.2 million, respectively, as partial settlement of claims for unpaid charter hire and damages for *Golden Zhejiang*. $1.9 million of the amount received in March 2014 was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. The balance of $7.8 million and the full amount received in June 2014 was recorded as other operating income. In light of the fact that this other operating income is presented as part of revenues on the face of the

statement of operations, please explain to us why you believe it is appropriate to record the remaining $11 million settlement as part of revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

Ola Lorentzon
Knightsbridge Shipping Limited
December 15, 2014
Page 11

  cc: Robert E. Lustrin, Esq.
            Seward & Kissel LLP